April 19, 2007

Reference: LME-07:001163 Uen.

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	LM Ericsson Form 20-F for the fiscal year ended December 31, 2005 Filed May 18, 2006
File Number 0-12033

Dear Mr. Spirgel:

On behalf of LM Ericsson (“Ericsson”), we hereby provide the following responses to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) to Ericsson, dated April 13, 2007, relating to the Form 20-F of Ericsson for the fiscal year ended December 31, 2005. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein.

Form 20-F for the fiscal year ended December 31, 2005

General:

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 6 - Consolidated Statement of Cash Flows

Please refer to prior comment 6. Confirm to us that you will comply with our comment in your 2006 Form 20-F.

We confirm that will revise the format of our Consolidated Statement of Cash Flows in our 2006 Form 20-F in the manner described in prior comment 6 in our letter of April 2, 2007.

Item 15 – Goodwill, specifically the Company’s interpretation of SFAS 131 paragraphs 13-14

Please refer to prior comment 15. Please tell us in more detail your consideration of the factors cited in paragraphs 13 and 14 of SFAS 131 in identifying your operating segment(s).

As noted in our prior response to comment 15, Ericsson’s CEO has dual roles in that he is both the chief operating decision maker (CODM) of Ericsson and also the segment manager for the Systems segment. Since paragraph 14 of SFAS 131 contemplates this type of arrangement, we believe that this arrangement does not, in and of itself, make the business units within the Systems segment operating segments. However, we acknowledge that it may be difficult to distinguish between the CEO’s use of financial information in his capacity as the CODM and in his capacity as a segment manager for the Systems segment, given that the roles are performed by the same person. Further, we understand from our teleconference with the Staff on April 12, that in such circumstances, the Staff generally presumes that the information used by an individual acting in both roles is used in the capacity of CODM.

As noted in our prior response to comment 15, we have considered the guidance in paragraphs 13 and 14 of SFAS 131 in our identification of segments.

Comments to paragraph 13

We note that paragraph 13 of SFAS 131 provides guidance in the form of factors to consider in identifying operating segments in the event that the CODM uses more than one set of segment information. Our consideration of these factors is set forth below:

1. Nature of the business activities

The business activities within Systems are divided into three types and assigned to three types of units - business units, market units and a research unit - each with a defined and limited functional role:

•	Business units Systems, Access and Transmission: product management, product development, manufacturing and supply.

•	Business unit Global Services: network roll-out of products and related professional services.

•

Market units: marketing, sales (bids, contracts, contract execution, i.e. discussing network features, capacity and layout with the customer, receiving customer purchase orders and preparing detailed delivery specifications of different products needed to effect the customer orders and order the products and services from the respective business units), contract/project management, collection and customer care.

•	Research unit: research in common technologies, e.g. for radio, switching and IP, as well as standardization of components and mechanical design and development of common product platforms.

Through component standardization, common mechanical designs and platforms as well as coordination of purchases, outsourcing and in-house manufacturing, the business units together achieve the advantages of scale in sourcing, and resource sharing in manufacturing and service operations.

The business units and market units work in concert to deliver Systems’ products and services, which constitute highly interdependent and integrated parts of telecommunication networks. These related products and services are based on the same technology and sold to the same customers, normally in the form of an end-to-end offering. These related products and services have to operate together under the same technical standards and specifications, with guaranteed inter-operability and uptime.

The units within Systems operate in a common economic environment in terms of markets, customers and contracts/purchase orders and are therefore economically dependent on one another. Contracts with customers are always entered into by market units on behalf of Ericsson and generally cover all business units in Systems.

Conclusion:

Given the

•	limited scope of the business activities of the business units, market units and research unit respectively,

•	clear distribution of work between the functions,

•	the highly integrated nature of their operations, and

•	the high degree of economic as well as technological inter-dependence, these units are managed together as one operating segment.

As a result, we respectfully submit that that this factor supports the conclusion that Systems constitutes an operating segment.

2. Existence of managers responsible for the unit

As discussed in our teleconference with the Staff on March 27, there is a clear segment structure in Ericsson’s organization with appointed managers for each unit reporting to the CEO, as indicated in slide 14 of Appendix 1 in our previous letter.

The CEO is the CODM of Ericsson and also the segment manager for Systems.

Within Systems, there are appointed managers for the different types of units with distinct functional roles, as described above under “Nature of the business activities”:

•	four business unit managers

•	twenty-three market unit managers

•	a research unit manager

As segment manager for Systems, the CEO evaluates strategies for Systems, as a whole, in terms of technology and markets for fixed, mobile and converged telecommunications systems. In this regard, all units are interrelated and subject to the same economic environment, same technological development and same customer base. Similarly the units act on an interdependent basis in the planning process. For example: forecasts are based on sales projections prepared by the market units by product group and then further developed by the business units with cost projections for purchased materials, manufacturing and services based on the volume forecasts and changes in product mix and design. As further discussed in the section “Comments to Paragraph 14” appearing below, the responsibility of each unit manager within Systems is limited in that he/she is restricted by Systems’ common strategy, common technology, common design platforms, common sourcing, sales and service operations.

Conclusion:

Given the limited nature of the role of the manager of each business unit, market unit and research unit, we believe that these individuals do not have a role equivalent to that of a segment manager as defined in paragraph 14 of SFAS 131. Further, the activities described in paragraph 14 of the standard that characterize a segment manager are performed by the CEO in his segment manager role for Systems. Therefore, we respectfully submit that this factor supports the conclusion that Systems constitutes an operating segment.

3. Information provided to the Board of Directors

The Board of Directors receives two sets of financial information: (i) for the externally reported segments, i.e. Systems, Phones and Other Operations; and (ii) for each operating unit within Other Operations as well as for the business units within Systems.

The summary financial information for the business units within Systems is provided to the Board of Directors as ancillary product line information to enhance their knowledge about the technically complex Systems business in order for the Board of Directors to better understand the business and to evaluate the objectives, strategies and performance of the Systems segment as a whole and to review resource allocation between Systems and the other segments.

Conclusion:

The fact that two sets of data (i.e. financial information for the Systems segment as a whole and for the business units within Systems) are provided to the Board of Directors does not clearly indicate which set of data is more indicative of how management views the Company’s activities.

Given our consideration of the other factors described above, we believe it is clear that the level at which overall performance is assessed and decisions are made about resource allocation to different areas of the Company’s business is at the level of Systems as an operating segment.

Comments to paragraph 14

In defining the term segment manager, paragraph 14 of SFAS 131 states that a segment manager “is generally directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment.”

The responsibility of each unit manager within Systems is limited in that he/she is restricted by Systems’ common strategy, common technology, common design platforms, common sourcing, sales and service operations. The necessary coordination of product plans and technology across business units is achieved through a common strategy process involving all business units, market units and the research unit. For example, planning needs the involvement of market units, providing sales forecasts to the business units. Strategy development for Systems is performed by the CEO, as segment manager, to achieve an optimal result for all units working in concert, contributing to the end-to-end solutions that Ericsson offers to its customers.

As discussed previously, given the limited nature of the role of the manager of each business unit, market unit and research unit, we believe that these individuals do not have a role equivalent to a segment manager as defined in paragraph 14 of SFAS 131. For Ericsson, such role is performed by the CEO, as the segment manager for Systems.

Conclusion:

Unit managers within Systems do not discuss financial performance, forecasts or plans with the CEO as CODM or the Board of Directors. Rather, they discuss the performance of the unit with the CEO in his capacity as segment manager. We respectfully submit that this further supports our position that Systems constitutes an operating segment.

Summary:

Based on our analysis of the factors in paragraph 13 and the guidance in paragraph 14 of SFAS 131, as described above, we believe the level at which overall performance is assessed and decisions are made about resource allocation by the CODM to different areas of the Company’s business is at the level of Systems, and that this is indicative of the conclusion that Systems is an operating segment. We respectively submit that the analysis set forth above supports the Company’s conclusion that Systems constitutes an operating segment.

Sincerely yours,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ ROLAND HAGMAN
Roland Hagman
Telefonaktiebolaget LM Ericsson
Vice president
Group Function Financial Control